SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 3

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                PMA CAPITAL CORP
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    693419202
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
      410 Park Avenue, Suite #420, New York, NY 10022, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 31, 2005
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 17 Pages)

CUSIP No. 693419202                   13D                  Page 2 of 17 pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                146,287

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                146,287

-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                146,287

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0.46%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202                   13D                  Page 3 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------------
     (4)   SOURCE OF FUNDS **
                           WC, OO
-----------------------------------------------------------------------------
     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,094,436
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,094,436
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,094,436

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                3.42%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                       PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202                   13D                  Page 4 of 17 pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,240,723

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,240,723

-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,240,723

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                3.88%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202                   13D                  Page 5 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,893,714

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,893,714
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,893,714
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.92%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202                   13D                  Page 6 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                3,134,437
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                3,134,437
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                3,134,437
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.80%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202                   13D                  Page 7 of 17 Pages

Item 1.     Security and Issuer.

            The Schedule 13D initially filed on November 17, 2004, and amended by Amendment No. 1 filed on March 22, 2005 and thereafter amended by Amendment No. 2 on April 6, 2005, relating to the common stock, par value $0.01 (the "Common Stock"), of PMA Capital Corp (the "Issuer"), a Pennsylvania corporation whose principal executive offices are located at 1735 Market Street, Philadelphia, Pennsylvania 19103-7590 is hereby amended and restated in its entirety by this Amendment No. 3 to the Schedule 13D.

Item 2.     Identity and Background.

            (a) This statement is filed by:

                 (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock beneficially owned by it;

                 (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock beneficially owned by it;

                 (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock beneficially owned by Owl Creek I and Owl Creek II;

                 (iv) Owl Creek Asset Management, L.P., a Delaware Limited Partnership (the "Investment Manager"), with respect to the shares of Common Stock beneficially owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Overseas Fund II, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas II"); and

                 (v) Jeffrey A. Altman, with respect to shares of Common Stock beneficially owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

            (b) The address of the principal office of Owl Creek I, Owl Creek II, the General Partner and the Investment Manager is 410 Park Avenue, Suite 420, New York, NY 10022, Attention: Daniel Sapadin.

            (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as Investment Manager to Owl Creek Overseas and Owl Creek Overseas II.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 693419202                   13D                  Page 8 of 17 Pages

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

            The shares of Common Stock were purchased on margin. The Reporting Person's margin transactions are with Morgan Stanley & Co. Incorporated, on such firm's usual terms and conditions. All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or Owl Creek Overseas II. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

            The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons have pursued, and may in the future pursue further discussions with management in an effort to maximize long-term value for shareholders. Also, the Reporting Persons may at times hold discussions with management in order to ensure that the interests of current shareholders are protected.

            The Reporting Persons intend to dispose of the shares in one or more open market or privately negotiated transactions or otherwise, when and if an opportunity becomes available to do so, and may dispose of any or all of the shares at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the
Schedule 13D. However, each of the Reporting Persons intends to continuously review his or its investment in the Issuer, and may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time.

CUSIP No. 693419202                   13D                  Page 9 of 17 Pages

Item 5.     Interest in Securities of the Issuer.

       A. Owl Creek I, L.P.
              (a) Aggregate number of shares beneficially owned: 146,287.
                  Percentage: 0.46%  The percentages used herein and in the
rest of Item 5 are calculated based upon 31,987,873 shares outstanding, which represents the sum of (i) 31,835,136 shares of Common Stock issued and outstanding as of April 29, 2005 as reported by the Company in its Form 10-Q for the quarterly period ended March 31, 2005 and (ii) 152,737 additional shares that would be outstanding if the Reporting Persons converted their PMACA 6.5% Convertible Note due 9/30/22 into shares of Common Stock.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 146,287
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     146,287
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Owl Creek I, L.P. in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference. As indicated in Schedule A, the transactions by Owl Creek I, L.P. in the Common Stock were either effected in the open market or through cross transactions among accounts.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, L.P., has the power to direct the affairs of Owl Creek I, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

      B. Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned: 1,094,436
                  Percentage: 3.42%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,094,436
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,094,436
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Owl Creek II, L.P. in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference. As indicated in Schedule A, the transactions by Owl Creek II, L.P. in the Common Stock were either effected in the open market or through cross transactions among accounts.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, L.P., has the power to direct the affairs of Owl Creek II, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 693419202                   13D                  Page 10 of 17 Pages

       C. Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 1,240,723
                  Percentage: 3.88%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,240,723
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,240,723
              (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 2 to the
Schedule 13D.
              (d) Not applicable.
              (e) Not applicable.

       D. Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 1,893,714
                  Percentage: 5.92%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,893,714
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,893,714
              (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 2 to the Schedule 13D. However, Owl Creek Asset Management, L.P., as the investment manager of Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference. As indicated in Schedule A, the transactions by Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. in the Common Stock where either effected in the open market or through cross transactions among accounts.
              (d) Not applicable.
              (e) Not applicable.

       E. Jeffrey A. Altman
              (a) Aggregate number of shares beneficially owned: 3,134,437
                  Percentage: 9.80%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 3,134,437
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     3,134,437
             (c) Mr. Altman did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 2 to the Schedule 13D.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. 693419202                   13D                  Page 11 of 17 Pages

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 693419202                   13D                  Page 12 of 17 Pages

Item 7.     Materials to be Filed as Exhibits.
           None.

CUSIP No. 693419202                   13D                  Page 13 of 17 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 1, 2005

                                    /s/ JEFFREY A. ALTMAN
                                    ---------------------
                                    Jeffrey A. Altman, individually, and as
                                    managing member of Owl Creek Advisors, LLC,
                                    for itself and as general partner of
                                    Owl Creek I, L.P. and Owl Creek II, L.P.,
                                    and as managing member of the general
                                    partner of Owl Creek Asset Management,
                                    L.P., for itself and as investment manager
                                    to Owl Creek Overseas Fund, Ltd. and Owl
                                    Creek Overseas Fund II, Ltd.

CUSIP No. 693419202                   13D                  Page 14 of 17 pages

                                   Schedule A

                                OWL CREEK I, L.P.


Date of                Number of shares         Price per     Open market/
Transaction            Purchased/(Sold)         share         Cross
                                                              Transaction

04/08/2005                  600                  7.62               0
04/11/2005                2,600                  7.90               0
04/26/2005                1,800                  7.15               0
05/05/2005                1,400                  6.78               0
05/06/2005                  900                  6.52               0


PURCHASE/SALE OF PMACA 6.5% CONVERTIBLE NOTE DUE 9/30/22
Date of           Number of shares            Price of       Open market/
Transaction       into which security is      convertible    Cross
                  immediately convertible     note           Transactions

05/01/2005         (611)                     ($10,567.00)          C

CUSIP No. 693419202                   13D                  Page 15 of 17 Pages

                               OWL CREEK II, L.P.


Date of                  Number of shares       Price per     Open market/
Transaction              Purchased/(Sold)       share         Cross
                                                              Transaction

4/08/2005                     3,800                7.62           0
4/11/2005                    17,700                7.90           0
4/26/2005                    13,200                7.15           0
5/05/2005                    10,500                6.78           0
5/06/2005                     7,000                6.52           0
5/18/2005                     1,000                7.03           0
5/19/2005                     6,000                6.98           0
5/20/2005                     4,500                6.99           0
5/24/2005                       600                7.12           0
5/25/2005                       900                7.12           0
5/25/2005                     2,900                7.18           0
5/26/2005                    23,000                7.30           0
5/27/2005                     5,200                7.33           0
5/31/2005                    13,000                7.40           0

PURCHASE/SALE OF PMACA 6.5% CONVERTIBLE NOTE DUE 9/30/22
Date of           Number of shares            Price of       Open market/
Transaction       into which security is      convertible    Cross
                  immediately convertible     note           Transactions

05/01/2005                (916)               ($15,850.50)         C

CUSIP No. 693419202                   13D                  Page 16 of 17 Pages

                          OWL CREEK OVERSEAS FUND, LTD.


Date of                  Number of shares       Price per     Open market/
Transaction              Purchased/(Sold)       share         Cross
                                                              Transaction

4/08/2005                      5,400              7.62            0
4/11/2005                     24,600              7.90            0
4/26/2005                     18,200              7.15            0
5/05/2005                     15,200              6.78            0
5/06/2005                     10,200              6.52            0
5/09/2005                     20,000              6.93            0
5/18/2005                     29,000              7.03            0
5/19/2005                     21,500              6.98            0
5/20/2005                      6,500              6.99            0
5/24/2005                      1,400              7.12            0
5/25/2005                      2,100              7.12            0
5/25/2005                      7,100              7.18            0
5/26/2005                     37,000              7.30            0
5/27/2005                      8,400              7.33            0
5/31/2005                     19,100              7.40            0

PURCHASE/SALE OF PMACA 6.5% CONVERTIBLE NOTE DUE 9/30/22
Date of           Number of shares            Price of       Open market/
Transaction       into which security is      convertible    Cross
                  immediately convertible     note           Transactions

05/01/2005               2,627                $45,438.10          C

CUSIP No. 693419202                   13D                  Page 17 of 17 Pages

                        OWL CREEK OVERSEAS FUND II, LTD.


Date of              Number of shares            Price per       Open market/
Transaction          Purchase/(Sold)             share           Cross
                                                                 Transaction

04/08/2005                2,200                    7.62              0
04/11/2005                5,100                    7.90              0
04/26/2005                3,800                    7.15              0
05/05/2005                2,900                    6.78              0
05/06/2005                1,900                    6.52              0

PURCHASE/SALE OF PMACA 6.5% CONVERTIBLE NOTE DUE 9/30/22
Date of           Number of shares            Price of       Open market/
Transaction       into which security is      convertible    Cross
                  immediately convertible     note           Transactions

05/01/2005            (1,100)                 ($19,020.60)          C